Exhibit 12.2

Alpha Natural Resources, Inc. and Subsidiaries Computation of Other Ratios As of March 31, 2011 (Amounts in thousands except ratios)

Adjusted EBITDA to cash interest ratio: The Adjusted EBITDA to cash interest ratio is defined as Adjusted EBITDA divided by net cash interest expense (defined as interest expense plus/minus interest income and non-cash interest expense). (1)

Adjusted EBITDA (1)	$804,036

Pro Forma net cash interest expense (1)	$36,740

Adjusted EBITDA to cash interest ratio	21.9

(1) Adjusted EBITDA and pro forma net cash interest expense are defined and calculated in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

Maximum Total Debt less Unrestricted Cash to Adjusted EBITDA Ratio: The maximum total debt less unrestricted cash to adjusted EBITDA ratio is defined as total net debt (defined as the sum of note payable and long-term debt less cash and cash equivalents) divided by Adjusted EBITDA.

Long-term debt, excluding debt discount	$824,896
Cash and cash equivalents	(540,860)
Total Net Debt	$284,036

Adjusted EBITDA (1)	$804,036

Total debt less unrestricted cash to adjusted EBITDA ratio	0.4

(1) Adjusted EBITDA is defined and calculated in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.